UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Convocation and Results of Extraordinary General Meeting of Shareholders of PicoCELA Inc.

In accordance with the rules and regulations of the Companies Act of Japan (the “Companies Act”), PicoCELA Inc. (the “Company”) made public a notice and accompanying information, including voting instructions, on its website on February 9, 2026, and sent the same to all holders of its common shares and American Depositary Shares on February 9, 2026, with respect to its extraordinary general meeting (the “Extraordinary Meeting”) which was subsequently held in Tokyo, Japan on February 24, 2026 at 10:00 a.m., Japan Standard Time. The Extraordinary Meeting was held for the following purposes, as more fully described in the Notice of Convocation attached hereto as Exhibit 99.1:

Matters to be Resolved:

Proposal 1	Offsetting Accumulated Deficit against Other Capital Surplus

Proposal 2	Partial Amendment of the Articles of Incorporation

Proposal 3	Grant of Restricted Common Shares as Share-Based Compensation for Directors

The notice furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

At the Extraordinary Meeting, the shareholders of the Company approved and adopted all proposals as originally proposed.

A total of 3,384,988 votes, representing approximately 81.49% of the votes as of January 27, 2026, the record date for the Extraordinary Meeting, were present in person or by proxy at the Extraordinary Meeting. The results of the votes were as follows:

Proposal	For	Against	Abstain
Proposal 1	3,330,107	3,243	51,638
Proposal 2	3,249,185	85,150	51,653
Proposal 3	3,233,856	99,528	51,604

A copy of the English translation of the amended articles of incorporation is furnished in this report as Exhibit 3.1.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended Articles of Incorporation of the Registrant (English Translation)
99.1	Convocation Notice of the Extraordinary General Meeting of Shareholders, dated February 9, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

Date: March 6, 2026	By:	/s/ Hiroshi Furukawa
	Name:	Hiroshi Furukawa
	Title:	Chief Executive Officer and Representative Director